ARMADA HOFFLER PROPERTIES, INC.

222 Central Park Avenue, Suite 2100

Virginia Beach, Virginia 23462

June 9, 2015

VIA EDGAR

Ms. Erin E. Martin

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Armada Hoffler Properties, Inc.

Registration Statement on Form S-3 (File No. 333-204063)

Dear Ms. Martin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Armada Hoffler Properties, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-204063), to 4:00 p.m., Eastern Time, on June 11, 2015 or as soon as practicable thereafter.

In connection with this request, the Registrant acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Registrant may not assert staff comments or the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Justin R. Salon at (202) 887-8785.

Very truly yours, Armada Hoffler Properties, Inc.

By:	/s/ Louis S. Haddad
Name:	Louis S. Haddad
Title:	President and Chief Executive Officer